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February 22, 2018

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 5-1 Amendment No. 3 to Registration Statement on Form S-6 Filed February 22, 2018 File Nos.: 333-217458 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on February 22, 2018 Pre-effective Amendment No. 3 to the above-referenced registration statement for the Fundstrat Core Alpha Portfolio, Alaia Market Linked Trust, Series 5-1, a series of the Alaia Trust.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.

PROSPECTUS

Fees and Expenses Table and Example (Page 9)

Please provide a completed Fees and Expenses Table and Examples section for our review no less than 48 hours prior to seeking effectiveness.

A draft Fees and Expenses table and Examples section was sent to the Staff on January 12, 2017.

************

Please call me at (212) 336-4177 with any questions.

Edward P. Bartz
U.S. Securities and Exchange Commission
February 22, 2018

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Lailey Rezai
Dylan Kelsey Naughton